                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For the fiscal year ended December 31, 1998


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from ________ to ________


                         Commission file number 0-15327


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  CYTRX CORPORATION 401(K) PROFIT-SHARING PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                CYTRX CORPORATION
                             154 Technology Parkway
                             Norcross, Georgia 30092

                                CytRx Corporation
                           401(k) Profit Sharing Plan

                          Audited Financial Statements
                           and Supplemental Schedules


            Year ended December 31, 1998 and as of December 31, 1997




                                    CONTENTS

Report of Independent Auditors...........................................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..........................................................3
Statement of Changes in Net Assets Available for Benefits,
   with Fund Information.................................................................................4
Notes to Financial Statements............................................................................5

Signatures..............................................................................................11


Supplemental Schedules

Line 27(a) - Schedule of Assets Held for Investment Purposes............................................12
Line 27(d) - Schedule of Reportable Transactions........................................................13

Exhibit Index...........................................................................................14

Consent.................................................................................................15

                         Report of Independent Auditors

The Trustees of the CytRx Corporation
401(k) Profit-Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the CytRx Corporation 401(k) Profit-Sharing Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


Atlanta, Georgia
June 23, 1999

                                CytRx Corporation
                           401(k) Profit Sharing Plan

                 Statements of Net Assets Available for Benefits


                                                                    DECEMBER 31
                                                                1998            1997
                                                             ----------      ----------
ASSETS
Investments, at fair value:
   Merrill Lynch Retirement Preservation Trust               $   46,059      $   51,718
   Merrill Lynch Basic Value Fund                               473,846         576,685
   Merrill Lynch Corporate Bond Fund                             17,275          40,722
   Merrill Lynch Capital Fund                                   322,765         390,382
   Merrill Lynch Growth Fund                                    195,532         401,244
   Merrill Lynch Global Allocation Fund                             964              --
   Merrill Lynch S&P 500 Index Fund                              24,987              --
   Massachusetts Financial Services Emerging Growth Fund          2,905              --
   Massachusetts Financial Services Research Fund                 7,245              --
   Oppenheimer Quest Fund                                         1,009              --
   CytRx Corporation Common Stock                               151,413         378,086
   Merrill Lynch CMA Money Fund                                   3,303          17,014
   Participant loans                                             19,695          20,392
                                                             ----------      ----------
Total investments                                             1,266,998       1,876,243

Contributions receivable:
   Employer                                                       7,615          24,114
   Participants                                                   5,777          11,143
                                                             ----------      ----------
Total assets                                                  1,280,390       1,911,500

LIABILITIES
Due to CytRx Corporation                                             --          17,037
                                                             ----------      ----------
Net assets available for benefits                            $1,280,390      $1,894,463
                                                             ==========      ==========


See accompanying notes.

                                CytRx Corporation
                           401(k) Profit Sharing Plan

      Statement of Net Assets Available for Benefits, with Fund Information

                          Year ended December 31, 1998

                                                                    PARTICIPANT DIRECTED
                            --------------------------------------------------------------------------------------------------------

                               RETIREMENT         BASIC        CORPORATE                                       GLOBAL        S&P 500
                              PRESERVATION        VALUE          BOND           CAPITAL         GROWTH       ALLOCATION      INDEX
                                 TRUST            FUND           FUND            FUND            FUND           FUND          FUND
                              ------------------------------------------------------------------------------------------------------
Additions to net assets
   attributed to:
  Participant
   contributions                $ 37,557       $  52,754       $ 13,746       $  21,438       $  53,917       $ 1,000       $ 1,957
  Employer contributions              --              --             --              --              --            --            --
  Investment income                3,295          38,060          3,036          17,912           1,865            95         1,143
  Net appreciation
   (depreciation) in fair
   value of investments               --          23,408         (3,043)          3,238         (71,914)         (131)        2,137
Deductions from net assets
   attributed to:
  Distribution to
   participants                  (19,828)       (247,543)       (36,872)       (105,610)       (157,545)           --            --
                              ------------------------------------------------------------------------------------------------------

Interfund transfers              (26,546)         27,432           (832)         (5,476)        (34,849)           --        19,848
                              ------------------------------------------------------------------------------------------------------
Net increase (decrease)           (5,522)       (105,889)       (23,965)        (68,498)       (208,526)          964        25,085
Net assets available for
   benefits:
     Beginning of year            72,087         580,920         41,347         392,433         405,097            --            --
                              ------------------------------------------------------------------------------------------------------
     End of year                $ 66,565       $ 475,031       $ 17,382       $ 323,935       $ 196,571       $   964       $25,085
                              ======================================================================================================

                                                       PARTICIPANT DIRECTED
                            -------------------------------------------------------------------------
                                                                            CYTRX
                                EMERGING                   OPPENHEIMER    CORPORATION
                                 GROWTH       RESEARCH       QUEST          COMMON
                                  FUND          FUND          FUND           STOCK            TOTAL
                            -------------------------------------------------------------------------
Additions to net assets
   attributed to:
  Participant
   contributions                $ 2,943       $ 7,059       $ 1,000       $  14,603       $   207,974
  Employer contributions             --            --            --          96,190            96,190
  Investment income                  26           239            42              --            65,713
  Net appreciation
   (depreciation) in fair
   value of investments             275           552           (33)       (284,975)         (330,486)
Deductions from net assets
   attributed to:
  Distribution to
   participants                      --          (890)           --         (85,176)         (653,464)
                            -------------------------------------------------------------------------

Interfund transfers                (265)        1,419            --          19,269                --
                            -------------------------------------------------------------------------
Net increase (decrease)           2,979         8,379         1,009        (240,089)         (614,073)
Net assets available for
   benefits:
     Beginning of year               --            --            --         402,579         1,894,463
                            -------------------------------------------------------------------------
     End of year                $ 2,979       $ 8,379       $ 1,009       $ 162,490       $ 1,280,390

                            =========================================================================

                                CytRx Corporation
                           401(k) Profit-Sharing Plan

                          Notes to Financial Statements

                                December 31, 1998


1. DESCRIPTION OF PLAN

GENERAL

The CytRx Corporation 401(k) Profit-Sharing Plan (the "Plan") is a defined contribution plan that covers substantially all employees of CytRx Corporation and its wholly-owned subsidiaries (Proceutics, Inc., Vaxcel, Inc. and VetLife, Inc., collectively referred to herein as "the Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

CONTRIBUTIONS

Eligible employees may elect to contribute up to 15% of their total compensation on a pre-tax basis. Participants may also elect to contribute additional amounts on an after-tax basis, subject to statutory restrictions. Company matching contributions are made equal to 50% of the participants' pre-tax contribution. The Company matching contribution is made in the form of CytRx Corporation common stock. The number of shares of stock contributed to the Plan is determined at the end of each calendar quarter by dividing the total value of the authorized Company matching contribution by the average stock price during the quarter.

VESTING

Participants are immediately vested in their contributions and earnings thereon. Participants are fully vested in Company contribution after three years of service.

                                CytRx Corporation
                           401(k) Profit-Sharing Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF PLAN (CONTINUED)

VESTING (CONTINUED)

During 1998 the Company divested certain business operations of Proceutics, Inc. ("Proceutics") and CytRx Animal Health, Inc. ("CytRx Animal Health") (formerly VetLife, Inc.) Such divestitures resulted in a partial termination of the Plan. Accordingly, all plan participants previously employed by Proceutics and VetLife fully vested in their participant accounts which totaled approximately $645,000 at December 31, 1997.

DISTRIBUTIONS

Upon the attainment of age 59 1/2, death, disability or termination of employment a participant and his or her beneficiary, generally may elect to receive distributions of their vested account balance. Withdrawals are also permitted for financial hardship.

FORFEITURES

Forfeitures of nonvested account balances by terminating participants are used to reduce future Company matching contributions.

PARTICIPANT LOANS

Participants may borrow the lesser of $50,000 or 50% of the vested amount of their account balances. Such loans bear interest at a rate determined by the Plan Administrator. The loan is collateralized by the remainder of the participant's account, and must be repaid within 5 years through equal payments made at least quarterly. The term of the loan may be for a term in excess of 5 years, if the loan is used to acquire a principal residence of the Participant. Participant distributions from the Plan are reduced by any outstanding loan balance at the time of distribution.

                                CytRx Corporation
                           401(k) Profit-Sharing Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF PLAN (CONTINUED)

AMENDMENT OR TERMINATION

The Company intends to continue the Plan indefinitely but reserves the right to terminate it at any time or amend it in any manner it deems advisable. No amendment or termination may reduce any participant's vested interest accrued to the date for such amendment or termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

METHOD OF ACCOUNTING

The financial statements of the Plan have been prepared using the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENTS

Investments are stated at fair value based on quoted market prices on national exchanges. Participant loans are valued at cost, which approximates fair value.

                                CytRx Corporation
                           401(k) Profit-Sharing Plan

                    Notes to Financial Statements (continued)

3. ADMINISTRATIVE EXPENSES

All custodial, record-keeping and trust administration fees and expenses incurred for the benefit of the Plan are paid by the Company.

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 17, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code, (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                            YEAR ENDED DECEMBER 31
                                                            1998              1997
                                                            ----              ----
Net assets available for benefits per the financial
   statements                                            $1,280,390       $1,894,463
Contributions receivable                                    (13,392)         (35,257)
Other                                                        (3,276)             145
                                                         ----------       ----------
Net assets available for benefits per the Form
    5500                                                 $1,263,722       $1,859,351
                                                         ==========       ==========

                                CytRx Corporation
                           401(k) Profit-Sharing Plan

                    Notes to Financial Statements (continued)

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of net decrease per the financial statements to the Form 5500:

                                                            YEAR ENDED
                                                           DECEMBER 31,
                                                               1998
                                                           ------------
Net decrease in net assets available for benefits
   per the financial statements                             $ 614,073
Add:
   Contributions receivable at December 31, 1998
                                                               13,392
Less:
   Contributions receivable at December 31, 1997
                                                              (35,257)
Other                                                           3,421
                                                            ---------
Net decrease in net assets available for benefits
   per the Form 5500                                        $ 595,629
                                                            =========

6. YEAR 2000 ISSUE (UNAUDITED)

The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Company is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Company anticipates substantially completing this phase of the project by late 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Company.

                                CytRx Corporation
                           401(k) Profit-Sharing Plan

                    Notes to Financial Statements (continued)

6. YEAR 2000 ISSUE (UNAUDITED) (CONTINUED)

For the second phase of the project, Plan management established formal communications with its third party providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they have become or will become year 2000 compliant during 1999. If modification of data processing systems of either the Plan, the Company, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


June 29, 1999                               CYTRX CORPORATION
                                            401(K) PROFIT-SHARING PLAN


                                            /s/ Mark W. Reynolds
                                            ------------------------------------
                                            Mark W. Reynolds
                                            Chief Financial Officer
                                            CytRx Corporation

                                Cytrx Corporation
                           401(k) Profit-Sharing Plan
                                 EIN: 58-1642740
                                  Plan No.: 001

          Line 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1998


 IDENTITY OF ISSUE,
BORROWER, LESSOR OR                                                                             CURRENT
    SIMILAR PARTY                      DESCRIPTION OF INVESTMENT                COST              VALUE
--------------------------------------------------------------------------------------------------------
* Merrill Lynch, Pierce Fenner    46,059 shares Retirement Preservation
     & Smith                         Trust                                  $   46,059        $   46,059
* Merrill Lynch, Pierce Fenner    12,653 shares Basic Value Fund
     & Smith                                                                   399,809           473,846
* Merrill Lynch, Pierce Fenner    2,482 shares Corporate Bond Fund
     & Smith                                                                    20,858            17,275
* Merrill Lynch, Pierce Fenner    9,572 shares Capital Fund
     & Smith                                                                   296,142           322,765
* Merrill Lynch, Pierce Fenner    9,850 shares Growth Fund
     & Smith                                                                    42,844           195,532
* Merrill Lynch, Pierce Fenner    78 shares Global Allocation Fund
     & Smith                                                                     1,095               964
* Merrill Lynch, Pierce Fenner    1,635 shares S&P 500 Index Fund
     & Smith                                                                    22,850            24,987
   Massachusetts Financial        67 shares Emerging Growth Fund
     Services                                                                    2,602             2,905
   Massachusetts Financial
     Services                     296 shares Research Fund                       6,689             7,245
   Oppenheimer                    48 shares Quest Fund                           1,042             1,009
*CytRx Corporation                156,418 shares Common Stock                  577,107           151,413
* Merrill Lynch, Pierce Fenner    3,303 shares CMA Money Fund
     & Smith                                                                     3,303             3,303
    Participant loans             Interest rates ranging from 8%to 8.5%,
                                  due no later than June, 2002                       -            19,695
                                                                            ----------        ----------
                                                                            $1,617,097        $1,266,998
                                                                            ==========        ==========


* Indicates a party-in-interest to the Plan.

                                Cytrx Corporation
                           401(k) Profit-Sharing Plan

                                 EIN: 58-1642740
                                  Plan No.: 001

                Line 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1998

                                                                                                            CURRENT VALUE
                                                                                                            OF ASSETS ON
                                                                           PURCHASE     SELLING    COST OF  TRANSACTION    NET GAIN
     IDENTITY OF PARTY INVOLVED           DESCRIPTION OF ASSET              PRICE        PRICE      ASSET      DATE         (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
CATEGORY (III) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS.
CytRx Corporation                         Common Stock                     $161,001    $     --    $161,001   $161,001   $      --
                                                                                 --     102,699     214,071    102,699    (111,372)
Merrill Lynch Pierce Fenner & Smith       Capital Fund                       44,248          --      44,248     44,248          --
                                                                                 --     115,103     100,100    115,103      15,003
Merrill Lynch Pierce Fenner & Smith       Basic Value Fund                  123,731          --     123,731    123,731          --
                                                                                 --     249,978     196,276    249,978      53,702
Merrill Lynch Pierce Fenner & Smith       Growth Fund                        61,224          --      61,224     61,224          --
                                                                                 --     195,023     196,243    195,023      (1,220)
Merrill Lynch Pierce Fenner & Smith       CMA Money Fund                    826,375          --     826,375    826,375          --
                                                                                 --     840,086     840,086    840,086          --
Merrill Lynch Pierce Fenner & Smith       Retirement Preservation Trust      45,733          --      45,733     45,733          --
                                                                                 --      51,390      51,390     51,390          --

Note: Commissions and fees related to purchases and sales of investments are included in the cost of investments or the proceeds from the sale and are not separately identified by the trustee. There was no lease rental.

THERE WERE NO CATEGORY (I), (II) OR (IV) REPORTABLE TRANSACTIONS DURING THE YEAR ENDED DECEMBER 31, 1998.

                                CYTRX CORPORATION
                           401(K) PROFIT-SHARING PLAN

                             FORM 11-K EXHIBIT INDEX


Exhibit Number               Description                        Page
--------------               -----------                        ----
     23.1             Consent of Ernst & Young LLP               14